SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on February 9, 2005, announcing "ECtel Reports Increase in Revenues and Further Reduction in Cash Burn and in Net Loss in Q4/2004".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  February 14, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued February 9, 2005

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EXHIBIT 1

For Immediate Release

ECtel Reports Increase in Revenues and Further Reduction in Cash Burn and in Net Loss in Q4/2004

PETAH TIKVA, Israel, February. 9, 2005-- ECtel Ltd. (Nasdaq: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today reported financial results for the fourth quarter and year ended December 31, 2004.

Highlights for the Quarter Vs.  Q3 2004:

  Revenues increased to $4.0 million.
  Cash burn reduced to $1.4 million
  Net loss dropped to $ 1.7 million
  Increased backlog
  Several first-time orders from leading Operators

Revenues for the fourth quarter of 2004 were $4.0 million, compared to $2.6 million* for the third quarter of 2004, and $5.6 million for the fourth quarter of 2003.

Net loss for the fourth quarter of 2004 was $1.7 million, or $0.09 loss per share, compared to net loss of $2.5 million*, or $0.14* loss per share, for the third quarter of 2004, and net loss of $11.6 million, or $0.64 loss per share, for the fourth quarter of 2003. The loss per share for the fourth quarter of 2003 includes a $0.17 loss per share from discontinued operations.

Revenues for the twelve months ended December 31, 2004 were $12.6 million compared to $28.9 million for the year ended December 31, 2003. Net loss for the year ended December 31, 2004 was $13.5 million, or $ 0.75 per share, compared to net loss of $40.7 million, or $2.26 per share, for the year ended December 31, 2003. The net loss per share for the year ended December 31, 2004 includes $0.68 profit per share from discontinued operations. The net loss for the year ended December 31, 2003 includes $ 0.27 loss per share from discontinued operations.

Commenting on the results, Mr. Eitan Naor, President and CEO of ECtel, said, "We are pleased with our progress this quarter. During the fourth quarter we increased revenues, reduced cash burn by over fifty percent, and decreased net loss.

Mr. Naor continued, "We are encouraged by the two significant first-time orders received during the last quarter from two major telecom operators: Kazakhtelecom and Serbia Telecom. These orders are our first in these strategic regions, which we are targeting due to their growth potential and opportunities for expansion. We are also encouraged by the maintenance renewals and extensions received from our installed base. These orders indicate success in rebuilding relationships with our customers."

"During the fourth quarter, we also began cooperating with new marketing & sales business partners, including local system integrators. We believe that these new partnerships will lead to broadened market coverage as well as a more efficient cost structure. This effort has already started bearing fruit as evidenced from the three orders received from Serbia Telecom.

"As was previously announced, we have recently added Ms. Nancy Yavne, VP Product Development, to our senior management team.  We have a skilled management team in place, geared and determined to execute our plans and achieve our long-term strategic goals".

*2004 third quarter numbers have been adjusted to reflect the deferral of $870,000 of revenues from a certain project, in accordance with SOP 97-2, resulting in an increase of $ 310,000 to the net loss of the third quarter. The above mentioned project has been delivered by the Company, accepted by the customer and the proceeds have been  received in full. The project had been reviewed by the Company`s auditors in the third quarter and, following further discussions with its auditors, in the course of its year-end audit, the Company decided to defer the income from said project. The Company expects to recognize these revenues in future quarters.

Conference call

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results today, Wednesday, February 9, 2005 at 10:00 am ET (9:00 am CT; 7:00 am PT, and 5:00 pm Israel time). To participate, please dial one of the following numbers, and request the ECtel Q/4 2004 Earnings Results Conference call.

     In the United States:                                     866-500-4964

     In Israel:   03-925-5910

     In the United Kingdom:   0-800-917-4256

     In Germany:   0-800-181-0360

     All Other International Callers:   +972-3-925-5910

A digitized replay will be available from 1:30 pm ET today until midnight ET February 11, 2005. To access the replay, please dial:

     In the United States: 888-269-0005

     In Israel:   03-925-5952

     All Other International Callers:    +972-3-9255952

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ECtel

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on Nasdaq under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to continue the execution of the restructuring plan, the ability to recognize revenue in future periods as anticipated, the slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development of new products, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

#End#

Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-926-6102	Tel: 972-3-926-6113
Fax: +972-3-926-6103	Fax: 972-3-926-6103
Email: avig@ectel.com	Email: danith@ectel.com

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